EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Years ended December 31,
(Dollars in millions)	September 30, 2011	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before provision for income tax	$133	$152	$126	$162	$234	$291
Fixed charges	94	160	175	223	297	353
Income from continuing operations before provision for income tax and fixed charges	$227	$312	$301	$385	$531	$644

Fixed charges:
Interest expense	$94	$160	$175	$223	$297	$353

Ratio of earnings to fixed charges	2.4	2.0	1.7	1.7	1.8	1.8

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